FOOTNOTES

1 The reason for the amendment, is this missing footnote: On December 7, 2010 John Salamon resigned as President, CEO & Director of Salamon Group Inc. Michael Matvieshen was appointed the new President and Director of Salamon Group Inc. on December 7, 2010. On December 7, 2010 there were 8,906,059 common shares of Salamon Group Inc. in the name of Space Globe Technologies Ltd. that were sold to Sunlogics, Inc. and Michael Matvieshen for the amount of $0.086 per share for a total of $77,000 US. As well as Salamon Group Inc. minutes books and shareholder records was given to Sunlogics, Inc. in Kelowna for Michael Matvieshen, the new president of Salamon Group Inc. The rest of the majority of Salamon Group Inc. records, are at the previous Vancouver law firms, as well as the auditors old records for Salamon Group Inc. As Michael Matvieshen president of Salamon Group Inc. is well aware of this.

2 The reason for the amendment, is this missing footnote: An agreement (one agreement) was put into place on December 7, 2010 with Sunlogics, Inc. and Michael Matvieshen. Past and present debts of Salamon Group Inc. are to be paid in this agreement of December 7, 2010. Payments of this agreement have been in default to Space Globe Technologies Ltd.

3 The reason for the amendment, is this missing footnote: John Salamon is the past President, CEO and Director of Salamon Group Inc. There are no offices or research and development of the company affiliated with John Salamon in Vancouver, BC, Canada or Las Vegas.